

April 9, 2014

Via E-Mail
Clifford E. Neimeth
Greenberg Traurig LLP
2375 East Camelback Road, Suite 700
Phoenix, AZ 85016

      Re: **Anworth Mortgage Asset Corporation**
                PRER14A filed March 28, 2014
                PRE 14A filed March 26, 2014
                File No. 001-13709

Dear Mr. Neimeth:

       The Office of Mergers and Acquisitions has reviewed the filing listed above. Our comments follow. All defined terms have the same meaning as in the proxy statement listed above.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed on March 28, 2014

General

1. Clarify the impact of your assertion that Western sent its March 12, 2014 letter before the "window period" for the submission of stockholder nominations of directors. Is it your contention that unless an updated letter is sent, you are under no obligation to consider the Western nominees? How, if it all, do you believe this impacts Western's ability to solicit on its own for these nominees? Please advise, with a view to further disclosure.

2. Describe any background contacts or communications with Western leading up to the filing of its proxy materials and its March 12, 2014 letter to Anworth (if any).

3. You disclose that proxies will be solicited by mail, telephonically, via the Internet, fax and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

4. Given that you may solicit proxies via the Internet, please tell us whether you plan to solicit via Internet chat rooms, and if so, tell us which websites you plan to utilize.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please feel free to contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions